UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Stream Communications Network, Inc.
(Translation of registrant's name into English)

Suite 1020 - 400 Burrard Street, Vancouver, BC V6C 3A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X ] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This announcement is not for distribution into the United States. This announcement is not an offer of securities for sale or a solicitation of an offer to buy securities in the United States or to a "U.S. Person" as such term is defined in applicable Unites States securities legislation. Securities may not be offered or sold in the United States or to U.S. Persons absent registration or an exemption from registration under the United States Securities Act of 1933.

Stream announces PLANS FOR POSSIBLE Polish offering and Warsaw Stock
Exchange Listing

Vancouver, Canada - May 31, 2002 - Stream Communications Network Inc. ("Stream") provides an update on its trading status and listing plans, including a potential offering of its shares in Poland and other foreign jurisdictions.

WSE Listing Plans

Stream's common shares are listed on the TSX Venture Exchange (formerly the Canadian Venture Exchange) ("TSX Venture"), but trading has been halted since January 25, 2001 pending approval by TSX Venture of a "change of business" application required under TXS Venture policies. As previously announced, Stream has informed TSX Venture that it does not intend to proceed with a change of business application as it plans to seek a listing of its shares on another exchange.

Stream's management has considered different options for obtaining a new listing for Stream's common shares, and is of the view that it is in Stream's best interests to seek a listing on the Warsaw Stock Exchange (the "WSE"). Stream's management is of the opinion that it will facilitate Stream's efforts to raise capital to fund its growth by being listed on an exchange in Poland, the jurisdiction in which its business operations are conducted.

Proposed Polish Offering

In conjunction with seeking a WSE listing, Stream is considering undertaking an initial public offering of its securities in Poland (the "Polish IPO"). In this regard, Stream has filed a prospectus with the Polish Securities and Exchange Commission (the "Polish SEC"), which the prospectus is under review by the Polish SEC. Stream will require the approval of the Polish SEC and the WSE before it can proceed with the Polish IPO. A listing on the WSE cannot be obtained unless the Polish IPO is completed.

Stream has entered into an Offering Agreement (the "Agreement") with HSBC Securities Polska S.A. ("HSBC"). If it proceeds, HSBC will act as a lead manager in the proposed Polish IPO.

The terms of the Polish IPO have not yet been determined, including the price and the number of shares ("Polish IPO Shares") which will be distributed in the Polish IPO. However, Stream's management anticipates that if it proceeds, the Polish IPO will involve the distribution of a large number of Common Shares of Stream relative to the current number of shares of Stream currently issued and outstanding, resulting in significant dilution to existing shareholders. Management anticipates that if the Polish IPO proceeds, it may result in Stream raising up to US $50 million, which proceeds Stream's management hopes to use in part to finance the acquisition of cable television companies in Poland.

Polish IPO Shares will be offered only to residents of Poland and to a limited number of purchasers resident in other jurisdictions outside Canada. If Stream proceeds with the Polish IPO, it will be effected pursuant to the applicable securities laws in Poland and, to the extent that Polish IPO Shares are sold to persons resident in jurisdictions other than Poland, such sales will be effected pursuant to the applicable securities laws of such jurisdictions. Trading in the Polish IPO Shares following the completion of the Polish IPO will be subject to the rules and policies of the WSE. No Polish IPO Shares will be sold to residents of any Canadian province under the Polish IPO. Polish IPO Shares will be traded only on the WSE, and no market will exist for Polish IPO Shares outside of Poland.

The WSE Listing and the Polish IPO are complicated, and many aspects of the listing and offering remain uncertain. An important issue is whether existing holders of Stream's shares will be able to trade their shares on the WSE. Management is hopeful that this can be accomplished, but does not yet know whether it will be possible or if trading on the WSE will be available only to holders of Polish IPO Shares. Regardless of the answer, Stream's management feels that given the focus of Stream's business in Poland, the Polish IPO and the WSE listing will be of considerable benefit to all shareholders of Stream and are in the best interests of Stream at this time.

Shareholder approval for the Polish IPO and the associated share offering and Stream's application for a listing of shares on the WSE will be sought by management at Stream's upcoming annual general meeting on June 28, 2002.

Disposition of Eco-Waste

Stream is proceeding with the disposition of its organic waste disposal business, which is incompatible with Stream's core business in the cable television industry. Stream has entered into an agreement to sell its wholly owned Polish subsidiary International Eco-Waste Systems S.A for Can. $2.35 million to an arm's length buyer. The transaction is conditional on receipt of regulatory and other approvals.

About Stream

Stream Communications Network, Inc. is a broadband cable company that offers communication services that include cable television and high-speed-internet access in densely populated markets in Southern Poland. Established in 1995, Stream is headquartered in Vancouver, Canada with offices in Warsaw and Krakow.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe Stream's future plans, objectives or goals, including words to the effect that Stream or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements

For further information, please contact:

Stream Communications Network Inc.
Tel: 604.669.2826
Toll Free 1-800-704-9649
Fax: 604.669.2836

Email: glenn.little@streamcn.com
Email: mike.young@streamcn.com